Exhibit 99.1

SIGMA LITHIUM ADDS SENIOR TALENT, CONSOLIDATING ITS POSITION AMONGST GLOBAL LARGE LITHIUM PRODUCERS

•	Sigma Lithium is honored to announce that Matthew DeYoe is joining as Executive Vice President for Corporate Affairs and Strategic Development.

o	Matthew joins Sigma Lithium from Bank of America, where he was a leading coverage research director for lithium and chemical companies over the past four years.

•	Sigma Lithium is also augmenting its world-class environmental team by hiring Alexandre Mattos as Environmental Director.

o	Alexandre joins Sigma Lithium from Kinross Mineração Brazil, where he served for over 10 years. He has 18 years of experience running every operational environmental aspect of a large producer in metals and mining.

•	The Company continues to add experienced top talent to senior leadership roles as it becomes one of the world’s largest lithium producers, consolidating its leading sustainability position.

São Paulo, BRAZIL – (October 26, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally responsibly sourced Triple Zero Green Lithium, is pleased to announce that it continues to add experienced top talent to senior leadership roles as it becomes one of the world’s largest lithium producers, consolidating its leading sustainability position.

Sigma Lithium is honored to announce that Matthew DeYoe is joining the Company from Bank of America, where he was the leading coverage research director for lithium and chemical companies over the past four years.

Matthew will join as the Company’s Executive Vice President for Corporate Affairs and Strategic Development, based in the United States. This appointment seeks to enhance Sigma Lithium’s direct personal interface with global investors, maximizing the value of Sigma Lithium’s common shares listing on the Nasdaq Stock Exchange, where the Company’s public float currently trades. Matthew will start his new position effective immediately.

Matthew will also advise the management team on its growth strategy and new market opportunities. Prior to Bank of America, Matthew held positions on the buy-side at hedge funds where he specialized in chemical, lithium, and energy investments. Matthew holds a Bachelor of Science degree in Business Administration from Georgetown University and is a CFA charterholder.

Sigma Lithium is also augmenting its world-class environmental team by hiring Alexandre Mattos as Environmental Director. Alexandre has 18 years of experience running every operational environmental aspect of a large producer in metals and mining. He joins Sigma Lithium from Kinross Mineração Brazil, which has over 1,700 people at its operating site in Brazil. He served there for over 10 years and oversaw a team of 53 full-time employees and an additional 30 contractors.

Alexandre’s role extended across Kinross’ largest mining operations as well as its hydroelectric plants. His oversight encompassed various critical areas, including environmental controls, biodiversity preservation, water resources, integrated management systems, and licensing. Alexandre’s responsibilities also included work safety, occupational hygiene, emergency preparedness and management, and critical risk mitigation. Alexandre is an environmental engineer and holds a master’s degree in Land Planning and Environmental Management from Universitat de Barcelona, Spain. He also holds a post graduate degree in Occupational Safety from PUC in Brazil as well as an MBA in Environmental Studies from Fundação Getulio Vargas in Brazil. Alexandre will be based at Sigma Lithium headquarters at Vale do Jequitinhonha, where he will work alongside Sigma’s general managers and senior operating team.

1

Matthew DeYoe commented, “Sigma Lithium appealed to me as a company that is executing at a high level. The team at Sigma has delivered on its commitments time and again. With a low cost position and significant opportunity for growth, it is easy to see Sigma becoming a market leader in the lithium supply chain. The company is also doing it the right way. Sigma's commitment to sustainability and carbon neutrality make it a force for good in a world which often sacrifices these issues.”

“I look forward to contributing my experience to Sigma Lithium's Canadian and Brazilian investor relations teams to unlock significant shareholder value as the company has transitioned to a producer and cash flow generator,” he continued.

Commenting on the appointment, co-Chairperson and CEO Ana Cabral said, "Sigma Lithium has delivered on every operational and sustainability milestone on time. Matt’s willingness to lend his expertise and experience is a testament to his belief in our execution expertise and vision to join the select group of global lithium super majors: large scale and low-cost producers. We are now shipping over 20,000 tonnes a month, reaching over 90% of ramp up capacity, and annualizing 270,000 tonnes a year. Several of our exceptionally driven teams will be further bolstered by the appointment of Matthew DeYoe, with his depth of knowledge and experience in the lithium industry. He has hit the ground running, visiting our Greentech Plant and production site and teams in Brazil this week, and will join me in Sydney, Australia at our investor event during the International Mining and Resources Conference (IMARC).”

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

2

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

3